Exhibit 10.(iii)(A)(7)


                        DEFLECTA-SHIELD CORPORATION

                           1800 NORTH 9TH STREET
                          INDIANOLA, IOWA  50125

                          TELEPHONE  515 961-6100
                             FAX  515 961-5928


   October 28, 1996

   Mr. Ronald C. Fox
   807 Rees Ct.
   Longmont, Colorado  80501

   Dear Ron:

   This letter sets forth the basic terms of your employment with Deflecta-Shield Corporation (the "Company"):

   Position:            You will serve as Chief Financial Officer of the
                        Company. In this capacity, all Financial, Accounting, & MIS/Data Processing will report to you.

   Start Date:          October 28, 1996

   Compensation:        $110,000 per annum base salary.  Once the
                        Corporate Office is moved to Colorado, we will revisit the salary and substitute a portion of the cash salary for a leased light truck vehicle. The commensurate reduction in salary would be equal to the annualized fair market value, plus operating cost of a leased vehicle.

   Term:                Three (3) years.

   Bonus: Bonus starting FY 97, comparable to other senior level executives at Corporate Headquarters.

   Stock Options:       The option plan committee will be requested to
                        grant you 20,000 options with the following terms. A qualified plan vesting equally over 3 years beginning on your 1st anniversary date.

   Benefits:            You will be eligible to participate in employee
                        benefits (including 401(k) and medical insurance coverage provided to all of the Company's employees, subject to the terms and conditions of such plans and applicable law. The 31 day waiting period for medical insurance coverage will be waived.

   Vacation:            You will be entitled to three (3) weeks paid
                        vacation per year.

   Other 1: The initial base of operations will be the Corporate Offices in Iowa until such time as the offices are moved to Colorado. Realistically, actual travel is dependent on job requirements, expectations, and performance. The Company will pay all costs of travel from Colorado.

   Other 2: A termination agreement will be invoked at your election that guarantees six months severance and group insurance in the event that the office move to Colorado is not made within eighteen months of your employment start date.

   You acknowledge and agree that as an employee of the Company, you will be provided with confidential information, trade secrets, and proprietary information of the Company and its subsidiaries and affiliates. Confidential information, trade secrets, and proprietary information includes, but is not limited to, any and all: sales activities, sales records, sales histories, customer lists or knowledge of the Company's customers and/or potential customers, sales volume by customer, territory, state, or representative; marketing activities, potential sales and/or markets, market strategies; product specifications, materials and costs; development of new products; inventions and information pertaining to research and development; the quantity of various products and/or product mix of the Company as it relates to overall sales and/or any particular product; manufacturing processes and/or costs and/or time studies; product designs, dimensions, tolerances; suppliers, quantity of materials purchased from suppliers, use of materials purchased from suppliers; shipping methods; pricing; profit margins, whether per product or otherwise; financial information which is non-public; information concerning management, financial condition, financial operations, purchasing activities, and business plans; and all other types and categories of information which are generally understood by persons involved in the industry and/or by general business practice to be confidential information, trade secrets and/or proprietary information.

   You agree that you will not disclose or use in any manner any confidential information, trade secrets and/or proprietary information of the Company or any subsidiary, affiliate, or any company acquired by the Company during your employment and thereafter for the longest time permitted by applicable law, and that in the event your employment is terminated, for whatever reason, you will promptly deliver and return to the Company all records, drawings, blueprints, notes, notebooks, memoranda, specifications, property and documents or materials of any kind or nature whatsoever which pertain in any way to the Company, its subsidiaries, its affiliates, or any company acquired by the Company during your employment.

   Notwithstanding anything to the contrary contained in this letter, you may terminate your employment with the Company at any time for any reason or no reason, and your employment may be terminated at any time by the Company for any reason or no reason. Upon termination of your employment with the Company, you will be paid all base salary due to you as of the date of termination. In addition, you will receive six (6) months severance pay ("Severance Payments") following the effective date of such termination, which shall include only your base salary, provided, however, that if you voluntarily terminate your employment with the Company, or your employment is terminated by the Company for "Just Cause" means: you will not be entitled to Severance Payments of any kind. These Severance Payments will be made in the same manner as your salary. As used in this letter, "Just Cause" means: gross negligence or willful misconduct in the performance of your duties; conviction or admission of a felony or an offense involving dishonesty or moral turpitude; embezzlement or misappropriation of the property of the Company or any of its subsidiaries or affiliates or any other act involving dishonesty or fraud with respect to the Company or any of its subsidiaries or affiliates; willful or knowing unauthorized dissemination of confidential information; the repeated failure to perform such duties as are reasonably requested by the President of the Company, or a breach of this letter agreement, which not cured by you within 30 days following written notice by the Company to your describing such breach.

   You agree that, for a period of six (6) months from the date of your termination of employment with the Company (for any reason whatsoever), you will not engage or participate in, directly or indirectly (whether as an employee, owner, partner, shareholder, officer, member, director, advisor, consultant, agent, or without limitation by the specific enumeration of the foregoing, otherwise), or render services for or assist, directly or indirectly, any business which is in whole or in part, directly or indirectly, competitive with the business of the Company and its subsidiaries as conducted before or at the time of the termination of your employment with the Company in any geographic area in which the Company or any of its subsidiaries is doing business. Further, you will agree that for a period of six (6) months from the date of your termination of employment with the Company, you will not solicit or attempt to solicit: (i) any person or entity who is or has been a customer, supplier, distributor, licenser, licensee, or other business relation of the Company or any subsidiary to cease to do business with the Company or any subsidiary; (ii) any person or entity who is or has been a customer of the Company or any subsidiary to purchase any product or service which may be provided by the Company or any subsidiary; or (iii) any person who is an employee or agent of the Company or any subsidiary to perform services for, or accept employment with, any entity other than the Company, its subsidiaries or its affiliates.

   This letter agreement, which shall be governed by Illinois law, supersedes and replaces all written and oral agreements between us.

   Please sign this letter if you accept and agree to the above described terms and conditions for your employment.


   Sincerely,


   DEFLECTA-SHIELD CORPORATION         Accepted:



   By: /s/ Russell E. Stubbings        /s/ Ronald C. Fox
       ------------------------        -------------------
                                       Ronald C. Fox


   Title:  President & CEO             Date:  10/28/96